SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                        AMENDMENT NO. 4 TO SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          THE LESLIE FAY COMPANY, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                          THE LESLIE FAY COMPANY, INC.
                                JOHN J. POMERANTZ
                                WARREN T. WISHART
                               LF ACQUISITION, LLC
                                  LF NEW CORP.
                                  LF MERGER CO.
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                           THREE CITIES RESEARCH, INC.
                              TCR ASSOCIATES, L.P.
                          THREE CITIES ASSOCIATES, N.V.
                                J. WILLIAM UHRIG
                                H. WHITNEY WAGNER
                                 THOMAS G. WELD
                              JOHN CONSTABLE D/B/A
                        CONSTABLE ASSET MANAGEMENT, LTD.
                            CONSTABLE PARTNERS, L.P.
                           CONSTABLE PARTNERS II, L.P.
                  CONSTABLE GROUP PROFIT SHARING PLAN AND TRUST
--------------------------------------------------------------------------------
                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    527016109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Mark A. Underberg, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                  This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   [_]  The filing of a registration statement under the Securities
          Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [_]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*                         Amount Of Filing Fee**
                $7,947,610                                      $1,589.52

For purposes of calculating the filing fee only. Determined by (1) multiplying 1,589,522 shares of common stock, par value $.01 per share, of The Leslie Fay Company, Inc. by $5.00 per share *.

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50 of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $1,589.52
Form or Registration No.:           Schedule 14A Preliminary Proxy Statement
Filing Party:                       The Leslie Fay Company, Inc.
Date Filed:                         May 4, 2001


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

                                  INTRODUCTION

                  This Rule 13e-3 Transaction Statement on Amendment No. 4 to
Schedule 13E-3 (this "Amendment No. 4") is being filed by The Leslie Fay Company, Inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the "Company"), John J. Pomerantz ("Pomerantz"), Warren T. Wishart ("Wishart"), Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Three Cities Research, Inc., a Delaware corporation ("Research"), Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA, N.V."), J. William Uhrig ("Uhrig"), LF Acquisition, LLC, a Delaware limited liability company formerly known as LF Acquisition Co. ("Parent"), LF New Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("New Corp."), LF Merger Co., a Delaware corporation and a direct wholly owned subsidiary of New Corp. ("Merger Sub"), H. Whitney Wagner ("Wagner"), Thomas G. Weld ("Weld"), John Constable d/b/a Constable Asset Management, Ltd. ("John Constable"), Constable Partners, L.P., a Delaware limited partnership ("Constable Partners"), Constable Partners II, L.P., a Delaware limited partnership ("Constable Partners II"), and Constable Group Profit Sharing Plan and Trust (the "Constable Trust") (John Constable, Constable Partners, Constable Partners II, and the Constable Trust are collectively referred to herein as "Constable").

                  Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2001 (the "Merger Agreement"), Merger Sub will merge with and into the Company (the "Merger") with the Company surviving (the "Surviving Corporation"). In the Merger, each issued and outstanding share of the common stock, par value $.01 per share of the Company (the "Common Stock") will be canceled and automatically converted into the right to receive $5.00 in cash per share, without interest or any other payment thereon (the "Merger Consideration"), except as described below.

                  Parent, the indirect holder of all of the outstanding shares of common stock of Merger Sub, has entered into separate Subscription and Contribution Agreements, dated as of March 26, 2001 and amended on April 27, 2001, with each of Fund II, Offshore II, Pomerantz, Wishart, Wagner and Weld, and a Contribution and Subscription Agreement, dated as of May 1, 2001 with Constable (collectively, the "Contribution Agreements," each of which is attached hereto as an exhibit) (Fund II, Offshore II, Pomerantz, Wishart, Weld and Constable are collectively referred to herein as the "Continuing Stockholders"). The Contribution Agreements provide that, immediately prior to the Merger, each of the Continuing Stockholders will contribute all of the shares of Common Stock held by him or it to Parent, in return for an equal number of limited liability company interests of Parent ("Parent Shares"). In this way, none of the Continuing Stockholders will receive any portion of the Merger Consideration to which he or it would otherwise be entitled as a holder of Common Stock at the time of the Merger pursuant to the Merger Agreement. Instead, each of the Continuing Stockholders will receive limited liability company interests in Parent, and all the shares of Common Stock held by Parent or Merger Sub will remain outstanding. In addition, it is contemplated that Fund II, Offshore II and Constable will subscribe in cash for additional Parent Shares prior to the Merger, sufficient to allow Parent to pay the aggregate Merger Consideration at the time of the Merger. As a result, immediately after the Merger has occurred, assuming that there are no dissenting shares, it is contemplated that Fund II and Offshore II will hold approximately 82.2% of the aggregate outstanding Parent Shares and the other Continuing Stockholders will hold approximately 17.8% of the aggregate outstanding Parent Shares. Following the Merger, as provided in agreements between the Company and certain members of management of the Company (the

"Management Participants"), the Management Participants will own approximately 10.7% of the aggregate outstanding Parent Shares. Shares held by dissenting stockholders are subject to appraisal in accordance with the Delaware General Corporation Law (the "DGCL").

                  In order to facilitate the desired capital structure of the Company following the Merger, it is the intention of the Continuing Stockholders that, following the Merger, there will be an additional merger (the "Second Merger" and, together with the Merger, the "Mergers"). In the Second Merger, New Corp., which will hold approximately 27% of the common stock of the Surviving Corporation after the Merger will merge with and into the Surviving Corporation, with New Corp. surviving. In the Second Merger, the common stock of the Surviving Corporation held by Parent will be converted into approximately $1 million of common stock, $2 million of preferred stock and $27 million of subordinated debt of New Corp., and the common stock of New Corp. held by Parent will be canceled. In the Second Merger, New Corp. will be renamed "The Leslie Fay Company, Inc." Immediately subsequent to the Second Merger, Parent will be liquidated (the "Liquidation") and the common stock, preferred stock and subordinated debt of New Corp. will be distributed to the Continuing Stockholders pro rata according to their respective ownership interests in Parent. As a result of the Mergers and the Liquidation, the Continuing Stockholders will hold a combination of common stock, preferred stock and subordinated debt of New Corp. The Buyers view the Mergers and the Liquidation as the most advantageous method of achieving the desired post transaction ownership structure of the Company from both a corporate and a tax perspective. The Mergers and the Liquidation will result in direct ownership of New Corp. by the Continuing Stockholders and will result in sale or exchange treatment with respect to the issuance of subordinated debt to the Continuing Stockholders in connection with the Second Merger. Fund II and Offshore II are exploring a potential refinancing of the subordinated debt of New Corp. (referred to above) issued in the Second Merger after the Liquidation. The Buyers have had discussions with potential financing sources on the subject of refinancing a portion of the subordinated debt of New Corp. but no understandings or agreements have been reached.

                  The Company filed a definitive proxy statement on October 19, 2001 (the "Definitive Proxy Statement") pursuant to which the stockholders of the Company were given notice of the Merger. The information set forth in the Definitive Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated in its entirety herein by reference and the responses to each item in this Amendment No. 4 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

ITEM 1.  SUMMARY TERM SHEET.

                  The information contained in the sections entitled "SUMMARY TERM SHEET" in the Definitive Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information contained in the section entitled "SUMMARY--The Parties to the Merger Agreement" in the Definitive Proxy Statement is incorporated herein by reference.

(b) SECURITIES. The class of equity securities that is the subject of the Rule 13e-3 transaction which this Amendment No. 4 relates is common stock, $.01 par value, of the Company. As of the close of business on July 12, 2001 there were approximately 5,519,452 shares of Common Stock issued and outstanding. The information contained in the sections entitled "SUMMARY," "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Definitive Proxy Statement is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information contained in the section entitled "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" in the Definitive Proxy Statement is incorporated herein by reference.

(d) DIVIDENDS. The information contained in the section entitled "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" in the Definitive Proxy Statement is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS. The Company has made no underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended (the "Securities Act"), or was exempt from registration thereunder pursuant to Regulation A thereunder.

(f) PRIOR STOCK PURCHASES. On August 25, 1999, the Company completed a merger transaction with Fund II and Offshore II. In connection with the merger, Fund II and Offshore II acquired 1,111,966 shares of Common Stock for $7.00 per share. Pomerantz and Wishart exercised options to purchase 380,798 and 218,758 shares of Common Stock, respectively, at $3.09 per share on December 20, 2001. In addition, the following parties purchased the following shares of Common
Stock:

  Date                  Purchaser       Number of Shares        Price Per Share

5/10/99          Fund II                        801,880          $   6.95

5/10/99          Offshore II                  1,354,120          $   6.95

5/10/99          Offshore II                      2,000          $   6.95

12/01/99         Constable Partners             356,789          $   6.13

12/17/99         Constable Partners              34,319          $   6.20

3/21/2000        Constable Partners                 800          $   5.46

3/31/2000        Constable Partners                 100          $   5.78

4/24/2000        Constable Partners                 100          $   4.02

12/01/99         John Constable as Investment    13,800          $   6.13
                 Advisor for certain
                 selected accounts

12/01/99         John Constable as Investment    13,000          $   6.13
                 Advisor for certain
                 selected accounts

12/01/99         John Constable as Investment    11,900          $   6.13
                 Advisor for certain
                 selected accounts

12/01/99         John Constable as Investment     7,500          $   6.13
                 Advisor for certain
                 selected accounts

12/01/99         John Constable as Investment     4,100          $   6.13
                 Advisor for certain
                 selected accounts

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a)-(c)  Name and Address; Business and Background of Natural Persons.

                  UHRIG

                  J. William Uhrig is an individual who is the sole stockholder, President and the sole director of TCA, N.V. Mr. Uhrig is also a Managing Director of Research, having joined Research in 1984. The business address and telephone number of Mr. Uhrig is as follows:

                             RESIDENCE OR                       PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                        OR EMPLOYMENT
------------------  ---------------------------------  -------------------------------------
J. William Uhrig    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 838-9660

                  POMERANTZ

                  Pomerantz is an individual who is the Chairman of the Board of Directors of the Company. Mr. Pomerantz had been the Chief Executive or Chief Operating Officer of the Company and its predecessors since 1971, and has been an executive thereof for over 30 years. Until April 2000 he also served as the Company's Chief Executive Officer. As an executive of the Company, Mr. Pomerantz may be deemed to be an affiliate of the Company. The business address of Mr. Pomerantz is as follows:

                             RESIDENCE OR                       PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                        OR EMPLOYMENT
------------------  ---------------------------------  -------------------------------------
John J. Pomerantz   c/o The Leslie Fay Company, Inc.    Chairman of the Board of the Company
                    1412 Broadway
                    New York, NY 10018
                    (212) 221-4141

                  WISHART

                  Wishart is an individual whose principal employment is as Chief Financial Officer of the Company. Mr. Wishart joined the Company in March 1993. In September 1995, he was appointed Chief Financial Officer and Treasurer of the Company. In June 1997, he became Senior Vice President - Administration and Finance and Secretary of the Company. As an executive of the Company, Mr. Wishart may be deemed to be an affiliate of the Company. His business address and telephone number is the same as that of Pomerantz.

                  WAGNER

                  Wagner is an individual whose principal employment is as U.S. Investment Advisor to Quilvest. He is also a Managing Director of Research, having joined Research in 1983. His business address is 84, Grand Rue, P.O. Box 154, L-2011 Luxembourg and his business telephone number is c/o Research at
(212) 838-9660.

                  WELD

                  Weld is an individual whose principal employment is as Treasurer and a Managing Director of Research, and he is also a Director of the Company. Mr. Weld joined Research in 1993. As an executive of Research, Mr. Weld may be deemed to be an affiliate of the Company. His business address and telephone number is the same as that of Uhrig.

                  JOHN CONSTABLE

                  John Constable is an individual who conducts business as John Constable d/b/a/ Constable Asset Management, Ltd. He has held this position for the past five years. The name, residence or business address and present principal occupation or employment of John Constable is as follows:

                             RESIDENCE OR                       PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                        OR EMPLOYMENT
------------------  ---------------------------------  -------------------------------------
John Constable      c/o Constable Asset Management, Ltd.   Principal of Constable Asset
                    41 Leopard Road, Suite 202             Management, Ltd.
                    Paoli, PA  19301
                    (610) 889-3230

(b)      BUSINESS AND BACKGROUND OF ENTITIES.

                  FUND II

                  Fund II is a Delaware limited partnership, formed to invest in securities selected by its investment committee. As the beneficial owner of approximately 61.8% of the Common Stock, Fund II may be deemed to be an affiliate of the Company. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C of Schedule 13E-3 is set forth below.

                  TCR ASSOCIATES

                  TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. As the general partner of Fund II, TCR Associates may be deemed to be an affiliate of the Company. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Research, the sole general partner of TCR Associates, required by Instruction C to
Schedule 13E-3 is set forth below.

                  RESEARCH

                  Research is a Delaware corporation which serves as the advisor to Fund II and Offshore II and, as such, may be deemed to be an affiliate of the Company. Pursuant to a management agreement with each of Fund II and Offshore II, Research has voting and dispositive power over the shares of Common Stock reported as beneficially owned by Fund II and Offshore II on this Amendment No.
8. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:

                             RESIDENCE OR                           PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                            OR EMPLOYMENT
------------------  ---------------------------------  -----------------------------------------------
Willem F. P. de Vogel   c/o Three Cities Research, Inc.     President and a Managing Director of Three
                        650 Madison Avenue                  Cities Research, Inc.
                        New York, NY 10022
                        (212) 838-9660

Thomas G. Weld          c/o Three Cities Research, Inc.     Treasurer and a Managing Director of Three
                        650 Madison Avenue                  Cities Research, Inc.
                        New York, NY 10022
                        (212) 838-9660

                  OFFSHORE II

                  Offshore II is a Netherlands Antilles partnership, formed to invest in securities selected by its investment committee. As the beneficial owner of approximately 61.8% of the Common Stock, Offshore II may be deemed to be an affiliate of the Company. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCA, N.V., the sole general partner of Offshore II, required by Instruction C to Schedule 13E-3 is set forth below.

                  TCA, N.V.

                  TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of Offshore II and, as such, may be deemed to be an affiliate of the Company. The principal business address of TCA, N.V., which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Caracas, Netherlands Antilles. The name, residence or business address, and present principal occupation or employment of each executive officer and director of TCA, N.V. is as follows:

                             RESIDENCE OR                       PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                        OR EMPLOYMENT
------------------  ---------------------------------  -------------------------------------
J. William Uhrig    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 868-9660

                  The information about J. William Uhrig, the sole stockholder, President and director of TCA, N.V., required by Instruction C to Schedule 13E-3 is set forth above.

                  PARENT

                  Parent is a Delaware limited liability company, formerly known as LF Acquisition Co., and was converted to a limited liability company on April 18, 2001. Parent was formed and organized by Fund II and Offshore II to be the holding company of Merger Sub and for purposes of the Merger. The principal business address of Parent is 650 Madison Avenue, New York, NY 10022 and the business telephone number is (212) 868-9660. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Parent is as follows:

                             RESIDENCE OR                          PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                           OR EMPLOYMENT
------------------  ---------------------------------  --------------------------------------------
J. William Uhrig    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 868-9660

W. Robert Wright    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 868-9660

Jeanette M. Welsh   c/o Three Cities Research, Inc.     An Associate of Three Cities Research, Inc.
                    650 Madison Avenue
                    New York, NY 10022
                    (212) 868-9660

                  MERGER SUB

                  Merger Sub is a Delaware corporation and wholly-owned subsidiary of New Corp., formed and organized by Parent for purposes of the Merger. The principal business address of Merger Sub is 650 Madison Avenue, New York, NY 10022 and its business telephone number is (212) 868-9660. The name, residence or business address and present principal occupation or employment of each executive officer and director of Merger Sub is as follows:

                             RESIDENCE OR                          PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                           OR EMPLOYMENT
------------------  ---------------------------------  --------------------------------------------
J. William Uhrig    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 868-9660

W. Robert Wright    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 868-9660

Jeanette M. Welsh   c/o Three Cities Research, Inc.     An Associate of Three Cities Research, Inc.
                    650 Madison Avenue
                    New York, NY 10022
                    (212) 868-9660

                  NEW CORP.

                  New Corp. is a Delaware corporation and wholly-owned subsidiary of the Parent, which Parent formed and organized for purposes of the Merger. The principal business address of Merger Sub is 650 Madison Avenue, New York, NY 10022 and its business telephone number is (212) 868-9660. The name, residence or business address and present principal occupation or employment of each executive officer and director of New Corp. is as follows:

                             RESIDENCE OR                          PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                           OR EMPLOYMENT
------------------  ---------------------------------  --------------------------------------------
J. William Uhrig    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 868-9660

W. Robert Wright    c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                    650 Madison Avenue                  Research, Inc.
                    New York, NY 10022
                    (212) 868-9660

Jeanette M. Welsh   c/o Three Cities Research, Inc.     An Associate of Three Cities Research, Inc.
                    650 Madison Avenue
                    New York, NY 10022
                    (212) 868-9660

                  CONSTABLE TRUST

                  Constable Trust is an employee profit sharing plan and trust in which John Constable, Robert Schemitsch, Judi Feld, James Constable, Gregory Rettew and Kamilla Gilginas participate. The trustee for Constable Trust is John Constable.

                  CONSTABLE PARTNERS

                  Constable Partners is a Delaware limited partnership, formed to invest in securities selected by John Constable d/b/a Constable Asset Management, Ltd. The principal business address of Constable Partners, which also serves as its principal office, is 41 Leopard Road, Suite 202, Paoli, PA

19301 and its business telephone number is (610) 889-3230. The name, residence or business address and present principal occupation or employment of each executive officer is as follows:

                             RESIDENCE OR                          PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                           OR EMPLOYMENT
------------------  ---------------------------------  --------------------------------------------
John Constable      c/o Constable Asset Management, Ltd.     General Partner
                    41 Leopard Road, Suite 202
                    Paoli, PA  19301
                    (610) 889-3230

                  CONSTABLE PARTNERS II

                  Constable Partners II is a Delaware limited partnership, formed to invest in securities selected by John Constable d/b/a Constable Asset Management, Ltd. The principal business address of Constable Partners II, which also serves as its principal office, is 41 Leopard Road, Suite 202, Paoli, PA 19301 and its business telephone number is (610) 889-3230. The business address and present principal occupation or employment of each executive officer is as follows:

                             RESIDENCE OR                          PRINCIPAL OCCUPATION
      NAME                  BUSINESS ADDRESS                           OR EMPLOYMENT
------------------  ---------------------------------  --------------------------------------------
John Constable      c/o Constable Asset Management, Ltd.     General Partner
                    41 Leopard Road, Suite 202
                    Paoli, PA  19301
                    (610) 889-3230

                  None of the entities or persons identified in this Item 3 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  None of the entities or persons identified in this Item 3 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Each individual named in this Item 3 is a citizen of the United States of America, except that Willem F.P. de Vogel is a citizen of the Kingdom of the Netherlands.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) (1)  TENDER OFFERS.  Not applicable.

(a) (2 )(i)       TRANSACTION DESCRIPTION. The information contained in the
sections entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "SUMMARY TERM SHEET," "THE MERGER--Background of the Transaction" and "--Interests of Certain Persons in the Merger and the Company" in the Definitive Proxy Statement is incorporated herein by reference.

(a) (2) (ii)      CONSIDERATION. The information contained in the sections
entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "SUMMARY TERM

SHEET," "THE MERGER AGREEMENT" and "THE MERGER--Rights of Dissenting Stockholders" in the Definitive Proxy Statement is incorporated herein by reference.

(a) (2) (iii)     REASONS FOR TRANSACTION. The information contained in the
sections entitled "SUMMARY TERM SHEET", "SUMMARY" and "The MERGER - The Three Cities Affiliates', Management Stockholders' and Constable's Purposes and Reasons for the Merger and their Position as to the Fairness of the Merger" in the Definitive Proxy Statement is incorporated herein by reference.

(a) (2) (iv)      VOTE REQUIRED FOR APPROVAL. The information contained in the sections entitled "SUMMARY TERM SHEET" and "VOTE REQUIRED AND RECOMMENDATION" in the Definitive Proxy Statement is incorporated herein by reference.

(a) (2) (v)       DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY" and "THE MERGER--Interests of Certain Persons in the Merger and the Company" in the Definitive Proxy Statement is incorporated herein by reference.

(a) (2) (vi)      ACCOUNTING TREATMENT. The information contained in the section entitled "THE MERGER --Accounting Treatment" in the Definitive Proxy Statement is incorporated herein by reference.

(a) (2) (vii)     INCOME TAX CONSEQUENCES. The information contained in the
sections entitled "SUMMARY TERM SHEET" and "THE MERGER - Certain Federal Income Tax Consequences" and "THE MERGER--Interests of Certain Persons in the Merger and the Company," in the Definitive Proxy Statement is incorporated herein by reference.

(b) PURCHASES. The information contained in the sections entitled "THE MERGER--Interests of Certain Persons in the Merger and the Company," "--Background to the Merger" and "RELATED AGREEMENTS" in the Definitive Proxy Statement is incorporated herein by reference.

(c) DIFFERENT TERMS. The information contained in the sections entitled "SUMMARY TERM SHEET," "THE MERGER--Interests of Certain Persons in the Merger and the Company," "--Background to the Merger," "RELATED AGREEMENTS" and "THE MERGER AGREEMENT" in the Definitive Proxy Statement is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information contained in the sections entitled "SUMMARY TERM SHEET" and "THE MERGER--Rights of Dissenting Stockholders" in the Definitive Proxy Statement is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The Company has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f)      ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) TRANSACTIONS. The information contained in the sections entitled "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Definitive Proxy Statement is incorporated herein by reference.

(b)-(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. On August 25, 1999, the Company completed a merger transaction with Fund II and Offshore II pursuant to which Fund II and Offshore II acquired 1,111,966 shares of Common Stock for $7 per share. The information contained in the sections entitled "THE MERGER--Background of the Transaction," "--Interests of Certain Persons in the Merger and the Company," "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK," "RELATED AGREEMENTS" in the Definitive Proxy Statement is incorporated herein by reference.

(d) CONFLICTS OF INTEREST. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY," "THE MERGER--Background of the Transaction," "--Interests of Certain Persons in the Merger and the Company" and "RELATED AGREEMENTS" in the Definitive Proxy Statement is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY--Parties to the Merger Agreement," "THE MERGER--Background of the Transaction," "--Interests of Certain Persons in the Merger and the Company" and "RELATED AGREEMENTS" in the Definitive Proxy Statement and the Form of Stockholders' Agreement attached hereto as Exhibit (d)(15) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(b) PURPOSE OF TRANSACTION; USE OF SECURITIES ACQUIRED. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY," "THE MERGER--Background of the Transaction," "--Interests of Certain Persons in the Merger and the Company," "--Certain Effects of the Merger", "The MERGER - The Three Cities Affiliates', Management Stockholders' and Constable's Purposes and Reasons for the Merger and their Position as to the Fairness of the Merger" and "THE MERGER AGREEMENT" in the Definitive Proxy Statement is incorporated herein by reference.

(c) PLANS. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY," "THE MERGER--Interests of Certain Persons in the Merger and the Company," "--Background of the Transaction," "--Certain Effects of the Merger," "--Interests of Certain Persons in the Merger and the Company" and "THE MERGER AGREEMENT" in the Definitive Proxy Statement is incorporated herein by reference.

(d)      SUBJECT COMPANY NEGOTIATIONS. Not applicable.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(c) PURPOSES; REASONS. The information contained in the sections entitled "SUMMARY TERM SHEET", "SUMMARY" and "The MERGER - The Three Cities Affiliates', Management Stockholders' and Constable's Purposes and Reasons for the Merger and their Position as to the Fairness of the Merger" in the Definitive Proxy Statement is incorporated herein by reference.

(b)      ALTERNATIVES. Not applicable.

(d) EFFECTS. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY," "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "THE MERGER--Background of the Transaction," "--Interests of Certain Person in the Merger and the Company," "--Financing the Merger," "--Fees and Expenses," "--Certain Federal Income Tax Consequences," "--Certain Effects of the Merger," "--Directors and Officers of the Surviving Corporation", "--Benefits and Detriments of the Merger to the Three Cities Affiliates, the Management

Stockholders and Constable" and "THE MERGER AGREEMENT" in the Definitive Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE GOING PRIVATE TRANSACTION.

(a)-(b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "SUMMARY" and "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "THE MERGER--Background of the Transaction," "--Recommendation of the Independent Committee and the Board of Directors; Fairness of the Merger," "--Analysis performed by CDG in arriving at its Opinion", "--Opinion of the Financial Advisor" and "The MERGER - The Three Cities Affiliates', Management Stockholders' and Constable's Purposes and Reasons for the Merger and their Position as to the Fairness of the Merger" in the Definitive Proxy Statement and "Opinion of Conway, Del Genio Gries & Co., LLC attached as Exhibit (c) hereto is incorporated herein by reference. Based upon the same factors considered by the Independent Committee, each filing person expressly adopts CDG's analysis as set forth in the section entitled "Analysis Performed by CDG in Arriving at its Opinion," in the Amended Proxy Statement, and believes that the terms of the Merger, including the Merger Consideration and the procedure for approving the Merger, are fair to and in the best interest of the Company's unaffiliated stockholders. However, the filing persons did not participate in the deliberations of the Independent Committee and the opinion of CDG was not prepared for their use. Except for Pomerantz and Weld, none of the filing persons received advice from CDG regarding the fairness to the Company's unaffiliated stockholders of the terms of the Merger or the procedure for approving the Merger. Except for Pomerantz, none of the filing persons participated in the vote of the Board to recommend to the Company's unaffiliated stockholders to vote to approve the Merger.

(c) APPROVAL OF SECURITY HOLDERS. The information contained in the sections entitled "SUMMARY" and "VOTE REQUIRED AND RECOMMENDATION" in the Definitive Proxy Statement is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the Merger or preparing a report concerning the fairness of the Merger. The information in the second entitled "THE MERGER--Background to the Transaction" in the Definitive Proxy Statement is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information contained in the sections entitled "THE MERGER--Recommendation of the Independent Committee and the Board of Directors" in the Definitive Proxy Statement is incorporated herein by reference.

(f)      OTHER OFFERS. Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "THE MERGER--Background of the Transaction," "--Opinion of the Financial Advisor" and "--Analysis performed by CDG in arriving at its Opinion" in the Definitive Proxy Statement and Exhibit (c), "Opinion of Conway, Del Genio Gries & Co., LLC, dated as of March 23, 2001.

(c) AVAILABILITY OF DOCUMENTS. The Opinion of CDG, dated March 23, 2001, is incorporated herein by reference to Annex B of the Definitive Proxy Statement.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)     SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the section entitled "THE MERGER--Financing of the Merger" in the Defintive Proxy Statement is incorporated herein by reference. The filing persons do not expect to borrow any funds in connection with financing the proposed transaction. Parent will receive as capital contributions the necessary funds to contribute to Merger Sub to effectuate payment of the Merger Consideration from the existing capital resources of the Three Cities Affiliates and Constable and from their previously existing firm funding commitments. The Merger is not conditioned on any financing arrangements.

(c) EXPENSES. Merger-related fees and expenses are estimated to aggregate approximately $903,589 assuming the merger is completed. This amount consists of the following estimated fees:

                  DESCRIPTION                             AMOUNT
------------------------------------------------   --------------------
Advisory fees and expenses......................     $ 225,000
Legal fees and expenses.........................     $ 610,000
SEC filing fee..................................     $   1,589
Printing, solicitation and mailing costs........     $  67,000

The Company has paid or will be responsible for paying the advisory, accounting and legal fees and expenses, as well as the SEC filing fee and printing, solicitation and mailing costs. These expenses will not reduce the Merger Consideration to be received by the Company's shareholders.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Definitive Proxy Statement is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS. The information contained in the section entitled "RELATED AGREEMENTS" in the Definitive Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(a)-(c) SOLICITATION OR RECOMMENDATIONS; REASONS; INTENT TO TENDER. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY--Voting Requirement," "THE MERGER--Background of the Transaction," "--Interests of Certain Persons in the Merger and the Company," "--Certain Effects of the Merger" and "--Recommendation of the Board of Directors and the Independent Committee" in the Definitive Proxy Statement is incorporated herein by reference.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY--Voting Requirement," "THE MERGER--Recommendation of the Independent Committee and the Board of Directors" and "VOTE REQUIRED AND RECOMMENDATION" in the Definitive Proxy Statement is incorporated herein by reference.

(e) RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled "SUMMARY" and "THE MERGER--Recommendation of the Independent Committee and the Board of Directors; Fairness of the Merger" in the Definitive Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The information contained in the section entitled "SELECTED HISTORICAL FINANCIAL DATA" in the Definitive Proxy Statement is incorporated herein by reference. The information contained in the Company's Annual Report on Form 10-K/A for the fiscal period ended December 30, 2000 and the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2001, is incorporated herein by reference.

(b)      PRO FORMA INFORMATION. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "THE MERGER--Fees and Expenses" and "--Interests of Certain Persons in the Merger and the Company" in the Definitive Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(a) AGREEMENTS; REGULATORY REQUIREMENTS; LEGAL PROCEEDINGS. The information contained in the sections entitled "THE MERGER--Interests of Certain Persons in the Merger and the Company," "--Background to the Merger" and "RELATED AGREEMENTS" in the Definitive Proxy Statement is incorporated herein by reference.

(b) OTHER MATERIAL INFORMATION. The information contained in the sections entitled "AVAILABLE INFORMATION" and "WHERE YOU CAN FIND MORE INFORMATION" in the Definitive Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission October 19, 2001 (incorporated herein by reference to the Definitive Proxy Statement).

(c)(1) Opinion of Conway, Del Genio Gries & Co., LLC, dated as of March 23, 2001 (incorporated herein by reference to Annex B of the Definitive Proxy Statement).

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2001, by and among Three Cities Fund II, L.P., Three Cities Offshore II C.V., LF Acquisition, LLC, LF Merger Co. and The Leslie Fay Company, Inc. (incorporated herein by reference to Annex A of the Definitive Proxy Statement).

(d)(2) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Three Cities Fund II, L.P. (incorporated herein by reference to Exhibit 2 of the Amendment No. 5 to Schedule 13D of the Company, Pomerantz, Wishart, Fund II, Offshore II, TCR Associates, TCA, N.V., Uhrig, Parent, New Corp., Merger Sub, Wagner, Weld and Constable filed on May 4, 2001 (the "May 4 Schedule 13D)).

(d)(3) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Three Cities Fund II, L.P. (incorporated herein by reference to Exhibit (d)(3) of the Schedule 13E-3 of the Company, Pomerantz, Wishart, Fund II, Offshore II, TCR

Associates, TCA, N.V., Uhrig, Parent, New Corp., Merger Sub, Wagner, Weld and Constable filed on May 4, 2001 (the "Original Schedule 13E-3")).

(d)(4) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Three Cities Offshore II C.V. (incorporated herein by reference to Exhibit 3 of the May 4 Schedule 13D).

(d)(5) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Three Cities Offshore II C.V. (incorporated herein by reference to Exhibit (d)(5) of the Original
Schedule 13E-3).

(d)(6) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and John J. Pomerantz (incorporated herein by reference to Exhibit 4 of the May 4 Schedule 13D).

(d)(7) Amendment No. 1 to Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and John J. Pomerantz. (incorporated herein by reference to Exhibit (d)(7) of the Original Schedule 13E-3).

(d)(8) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Warren T. Wishart (incorporated herein by reference to Exhibit 5 of the May 4 Schedule 13D).

(d)(9) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Warren T. Wishart. (incorporated herein by reference to Exhibit (d)(g) of the Original Schedule 13E-3).

(d)(10) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Thomas G. Weld (incorporated herein by reference to Exhibit 7 of the May 4 Schedule 13D).

(d)(11) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Thomas G. Weld (incorporated herein by reference to Exhibit (d)(11) of the Original Schedule 13E-3).

(d)(12) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and H. Whitney Wagner (incorporated herein by reference to Exhibit 6 of the May 4 Schedule 13D).

(d)(13) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and H. Whitney Wagner (incorporated herein by reference to Exhibit (d)(13) of the Original Schedule 13E-3).

(d)(14) Subscription and Contribution Agreement, dated as of May 1, 2001, by and among LF Acquisition, LLC and John Constable d/b/a Constable Asset Management, Ltd., Constable Partners, L.P., Constable Partners II, L.P., Constable Group Profit Sharing Plan and Trust and John Constable, as Investment Advisor to Certain Selected Accounts (incorporated herein by reference to Exhibit (6)(14) of the Original Schedule 13E-3).

(d)(15) Form of Stockholders Agreement (incorporated herein by reference to Exhibit (d)(15) of the Original Schedule 13E-3).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Definitive Proxy Statement).

(g) Materials prepared by Conway, Del Genio Gries & Co., LLC and presented to the Independent Committee of the Board of Directors of the Company on March 23, 2001 (incorporate herein by reference to Exhibit (g) of the Original
Schedule 13E-3).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2001


                                   THE LESLIE FAY COMPANY, INC.


                                   By:  /s/ John J. Pomerantz
                                        ---------------------------------------
                                        Name:   John J. Pomerantz
                                        Title:  Chairman of the Board of
                                                Directors


                                   THREE CITIES FUND II, L.P.

                                   By:  TCR Associates, L.P.,
                                        its General Partner

                                        By: /s/ Willem F. P. de Vogel
                                            -----------------------------------
                                            Name:   Willem F. P. de Vogel
                                            Title:  General Partner


                                   TCR ASSOCIATES, L.P.


                                   By:  /s/ Willem F. P. de Vogel
                                        ---------------------------------------
                                        Name:   Willem F. P. de Vogel
                                        Title:  General Partner


                                   THREE CITIES RESEARCH, INC.


                                   By:  /s/ Willem F. P. de Vogel
                                        ---------------------------------------
                                        Name:   Willem F. P. de Vogel
                                        Title:  President


                                   THREE CITIES OFFSHORE II C.V.


                                   By:  Three Cities Associates, N.V.,
                                        its General Partner


                                        By: /s/ J. William Uhrig
                                            -----------------------------------
                                            Name:   J. William Uhrig
                                            Title:  President

                                   THREE CITIES ASSOCIATES, N.V.


                                   By:  /s/ J. William Uhrig
                                        ---------------------------------------
                                        Name:   J. William Uhrig
                                        Title:  President


                                   LF ACQUISITION, LLC


                                   By:  /s/ W. Robert Wright
                                        ---------------------------------------
                                        Name:   W. Robert Wright
                                        Title:  President


                                   LF MERGER CO.


                                   By:  /s/ W. Robert Wright
                                        ---------------------------------------
                                        Name:   W. Robert Wright
                                        Title:  President


                                   LF NEW CORP.


                                   By:  /s/ W. Robert Wright
                                        ---------------------------------------
                                        Name:   W. Robert Wright
                                        Title:  President


                                   /s/ John J. Pomerantz
                                   --------------------------------------------
                                   John J. Pomerantz


                                   /s/ Warren T. Wishart
                                   --------------------------------------------
                                   Warren T. Wishart


                                   /s/ H. Whitney Wagner
                                   --------------------------------------------
                                   H. Whitney Wagner


                                   /s/ H. Whitney Wagner
                                   --------------------------------------------
                                   Thomas G. Weld

                                   JOHN CONSTABLE D/B/A CONSTABLE
                                   ASSET MANAGEMENT, LTD.


                                   By:  /s/ John Constable
                                        ---------------------------------------
                                        Name:   John Constable


                                   CONSTABLE PARTNERS, L.P.


                                   By:  /s/ John Constable
                                        ---------------------------------------
                                        Name:   John Constable
                                        Title:  General Partner


                                   CONSTABLE PARTNERS II, L.P.


                                   By:  /s/ John Constable
                                        ---------------------------------------
                                        Name:   John Constable
                                        Title:  General Partner


                                   CONSTABLE GROUP PROFIT SHARING PLAN AND TRUST


                                   By:  /s/ John Constable
                                        ---------------------------------------
                                        Name:   John Constable
                                        Title:  Administrator

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER                    DESCRIPTION
 ------                    -----------

(a) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission October 19, 2001 (incorporated herein by reference to the Definitive Proxy Statement).

(c)(1) Opinion of Conway, Del Genio Gries & Co., LLC, dated as of March 23, 2001 (incorporated herein by reference to Annex B of the Definitive Proxy Statement).

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2001, by and among Three Cities Fund II, L.P., Three Cities Offshore II C.V., LF Acquisition, LLC, LF Merger Co. and The Leslie Fay Company, Inc. (incorporated herein by reference to Annex A of the Definitive Proxy Statement).

(d)(2) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Three Cities Fund II, L.P. (incorporated herein by reference to Exhibit 2 of the Amendment No. 5 to Schedule 13D of the Company, Pomerantz, Wishart, Fund II, Offshore II, TCR Associates, TCA, N.V., Uhrig, Parent, New Corp., Merger Sub, Wagner, Weld and Constable filed on May 4, 2001 (the "May 4 Schedule 13D)).

(d)(3) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Three Cities Fund II, L.P. (incorporated herein by reference to Exhibit (d)(3) of the Schedule 13E-3 of the Company, Pomerantz, Wishart, Fund II, Offshore II, TCR Associates, TCA, N.V., Uhrig, Parent, New Corp., Merger Sub, Wagner, Weld and Constable filed on May 4, 2001 (the "Original Schedule 13E-3")).

(d)(4) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Three Cities Offshore II C.V. (incorporated herein by reference to Exhibit 3 of the May 4 Schedule 13D).

(d)(5) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Three Cities Offshore II C.V. (incorporated herein by reference to Exhibit (d)(5) of the Original
Schedule 13E-3).

(d)(6) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and John J. Pomerantz (incorporated herein by reference to Exhibit 4 of the May 4 Schedule 13D).

(d)(7) Amendment No. 1 to Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and John J. Pomerantz. (incorporated herein by reference to Exhibit (d)(7) of the Original Schedule 13E-3).

(d)(8) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Warren T. Wishart (incorporated herein by reference to Exhibit 5 of the May 4 Schedule 13D).

(d)(9) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Warren T. Wishart. (incorporated herein by reference to Exhibit (d)(g) of the Original Schedule 13E-3).

(d)(10) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Thomas G. Weld (incorporated herein by reference to Exhibit 7 of the May 4 Schedule 13D).

(d)(11) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Thomas G. Weld (incorporated herein by reference to Exhibit (d)(11) of the Original Schedule 13E-3).

(d)(12) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and H. Whitney Wagner (incorporated herein by reference to Exhibit 6 of the May 4 Schedule 13D).

(d)(13) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and H. Whitney Wagner (incorporated herein by reference to Exhibit (d)(13) of the Original Schedule 13E-3).

(d)(14) Subscription and Contribution Agreement, dated as of May 1, 2001, by and among LF Acquisition, LLC and John Constable d/b/a Constable Asset Management, Ltd., Constable Partners, L.P., Constable Partners II, L.P., Constable Group Profit Sharing Plan and Trust and John Constable, as Investment Advisor to Certain Selected Accounts (incorporated herein by reference to Exhibit (6)(14) of the Original Schedule 13E-3).

(d)(15) Form of Stockholders Agreement (incorporated herein by reference to Exhibit (d)(15) of the Original Schedule 13E-3).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Definitive Proxy Statement).

(g) Materials prepared by Conway, Del Genio Gries & Co., LLC and presented to the Independent Committee of the Board of Directors of the Company on March 23, 2001 (incorporate herein by reference to Exhibit (g) of the Original
Schedule 13E-3).